

February 11, 2011

Harold P. Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

> **Re: Tiger Oil and Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-171200**
> **Form 8-K/A**
> **Filed January 28, 2011**
> **File No. 000-53241**

Dear Mr. Gewerter:

We have reviewed your response letter and amended registration statement filed on January 27, 2011. We have also reviewed your Form 8-K/A filed January 28, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. Please respond to our comments on your Form 8-K/A within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed January 27, 2011

General

1. Please update your registration statement in response to our comments on the amended Form 8-K filed January 28, 2011 and ensure that both documents are consistent.

2. We note that the acquisition financial statements for Jett Rink Oil, LLC included in your Item 5.06 Form 8-K, present revenues and expenses from oil and gas production and also the existence of oil and gas reserves. Please explain to us and in your document, why your results of operations for the period ended September 30, 2010 do not include any similar financial items and also why your document does not reflect any oil and gas reserves. Please clarify the operational and reserve status of the properties acquired in the acquisition of Jett Rink Oil, LLC.

3. Please refer to Items 1200-1208 of Regulation S-K and provide the applicable oil and gas disclosures in your filing.

Prospectus Cover Page

4. Please remove the chart and related footnotes from the cover page of the prospectus.

Selling Stockholders, page 33

5. We note your response to comment nine in our letter dated January 11, 2011. For each selling stockholder, please provide the dates of the transaction in which the selling stockholder acquired their shares. Revise Item 15 on page II-1 as applicable.

Plan of Distribution, page 34

6. Because this is an at the market resale offering by selling stockholders only, please remove the statement "The issuer and the selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.20 per share."

Experts, page 36

7. We note your response to comment five in our letter dated January 11, 2011. Please revise this section to identify Mr. Mooney as an expert. Please also revise Exhibit 99 to include Mr. Mooney's consent to be named as an expert in the registration statement.

Item 15. Recent Sales of Unregistered Securities, page II-1

8. Please revise to state the exemption from registration upon which you relied in issuing the stock in the listed transaction and briefly describe the facts that made the exemption available.

Item 16. Exhibits, page II-2

9. Please file all material agreements as exhibits to your registration statement. In this regard, we note that you have not filed the agreements governing the Exchange Transaction or the agreement with Black Hawk Exploration. See Item 601(b)(10) of Regulation S-K.

Undertakings, page II-2

10. Please include only those undertakings relevant to your offering and remove references to "small business issuer." Please refer to Item 512 of Regulation S-K.

Exhibit 5.1

11. We note your response to comment 15 in our letter dated January 11, 2011. Please have counsel revise the legality opinion to state the correct number of shares in the last sentence on the first page.

12. We note your response to comment 16 in our letter dated January 11, 2011. Please have counsel revise the legality opinion to state that the shares are validly issued, fully paid and non-assessable.

Form 8-K/A filed January 28, 2011

General

13. To the extent applicable, please also make corresponding modifications to your Form 10-Q for the quarter ended September 30, 2010 and also your pending Form S-1.

14. Please file a response letter as correspondence on EDGAR containing responses to comments one and two in our letter dated October 25, 2010.

15. Please revise to provide the information required by Items 103, 201, 202, 404(d), 701 and 702 of Regulation S-K.

Item 1.01 – Entry into a Material Definitive Agreement

16. Please clarify the date on which you entered into your exchange agreement with Jett Rink Oil, LLC. We note your Form 8-K filed for purposes of reporting a change in a shell company's status, indicates transaction dates including July 29, 2010 with various subsequent amendment dates and a final closure date on September 28, 2010. We further note that you have not reflected this transaction in your financial statements for your third fiscal quarter as filed in your related Form 10-Q and the interim financial statements for the period ended September 30, 2010 contained in your Form S-1. We note that you have included a subsequent events footnote in those documents which indicates the transaction occurred on October 29, 2010. Please explain why you have not recognized the accounting effects of this transaction in your financial statements for the quarter ended September 30, 2010 and also explain the significance of the October 29, 2010 date.

17. Please clarify for us and in your documents, how you have characterized this transaction for accounting purposes. It is unclear if you believe this transaction represents a business combination or a reverse merger. Please refer to ASC 805 for guidance.

Tiger Oil and Energy, Inc. Business

18. Please revise this section to provide all of the information required by Item 101(h) of Regulation S-K.

19. Please clarify your disclosure regarding your ownership interest, if any, in the 37,000 acre property you describe in this section. To the extent this property is owned by others, please state so and describe the status of your negotiations to acquire any interest in the subject property. Also, provide disclosure regarding the reserve nature of the quantities you disclose (possible, probable or proved) and whether or not these quantity estimates are supported by a reserve report from a qualified third party petroleum engineer.

20. Please provide disclosure regarding your business operations, if any, for oil and gas properties you currently lease. We note disclosure elsewhere regarding 50 acres and two wells located in Oklahoma. Please expand your disclosure to discuss the productive status of these wells and whether or not any proved oil and gas reserves exist on this property. In addition, please discuss your plans for this property, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

21. Please revise to indicate the current status of your participation in the oil and gas leases acquired by Black Hawk Exploration.

22. We note your disclosure in the fourth paragraph. Please revise to clearly disclose when the new exploratory drill program will commence.

Liquidity and Capital Resources

23. Please expand your disclosure to provide investors with insight as to how you intend to source the capital requirements you expect to need, in order to affect your business plans as well as your on-going routine business operations. Please also clarify your overall expected cash requirements for operations as well as lease acquisition and exploration for the next twelve months.

Our Management

Officers, Directors and Advisors

24. Please revise this section to provide all of the information required by Item 401 of Regulation S-K. For example, please provide the business experience for the past five years of all the executive officers and directors. We also note that you have not provided the age of each individual listed in this section.

25. Please revise to provide the information required by Item 402 of Regulation S-K. Please note that you need to update your compensation disclosure for the fiscal year ended December 31, 2010.

Item 9.01 Financial Statements and Exhibits

Financial Statements – UteC, Inc.

Discontinued Operations

26. We note your disclosure which indicates you disposed of your "legacy business". Your financial statements continue to indicate various forms of property and equipment including machinery and equipment and construction in progress. Please clarify for us the nature of these assets and why you believe their value is not impaired as a result of your change in business.

Interim Financial Statements – UteC, Inc.

General

27. We note that you have provided MD&A that is updated for the quarter ended September 30, 2010. Your interim financial statements continue to reflect those for your quarter ended June 30, 2010. Please update the financial statements in your Form 8-K/A to provide a consistent presentation.

Tiger Oil and Energy Inc – Pro Forma

28. We note your $500,000 pro forma adjustment to oil and gas properties to record the acquisition of Jett Rink Oil, LLC. We note from the Jett Rink Oil, LLC financial statements included in your document, the Standardized Measure for the acquired company's oil and gas reserves is $30,944. Please explain how you have determined the value ascribed to oil and gas properties as a result of the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In addition, in responding to our comments on the Form 8-K/A, please provide a written statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723, or in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have any questions on financial statement matters.

Sincerely,

Pamela Long
Assistant Director